AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                      FOR THE QUARTER ENDED MARCH 31, 2001

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Foreign Utility Companies (FUCO) Exempt Wholesale Generators (EWG)

FUCO Investment               $1,519,412,000
EWG Investment                    49,110,000
                              --------------
Total Aggregate Investment
 in FUCO's and EWG's        $1,568,522,000
                            ==============

Components of statement of aggregate investment in FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                   (in millions)                         %
Total Capitalization                $23,200*                            6.8%
Net Utility Plant                    19,327                             8.1%
Total Assets                         46,910                             3.3%
Market Value of Common Equity        15,138                            10.4%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio
                                 (in millions)
%
Short-term Debt                     $ 4,108
Long-term Debt                       10,541*
                                     -------
  Total Debt                         14,649                         63.2%
                                     -------

Preferred Stock                         161                          0.7%
                                    -------
Certain Subsidiary Obligated,
 Mandatorily Redeemable,
 Preferred Securities of
 Subsidiary Trusts Holding
 Solely Junior Subordinated
 Debentures of Such
 Subsidiaries                           333                          1.4%
                                    -------

Common Stock                          2,152
Paid-in Capital                       2,914
Accumulated Other Comprehensive
 Income                                (172)
Retained Earnings                     3,163
                                    -------
  Total Common Equity                 8,057                         34.7%
                                    -------
Total Capitalization                $23,200                       100.0%
                                    =======

* Includes Long-term Debt Due Within One Year.

         AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                      FOR THE QUARTER ENDED MARCH 31, 2001


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $47.00
Book Value per Share                                 $25.01

Market-to-book Ratio of Common Stock                  187.9%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each FUCO and EWG

Statement of revenues and net income for the following FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b):

         Yorkshire Electricity Group plc
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         CitiPower Pty.
         AEP Energy Services Limited
         InterGen Denmark, Aps
         CSW International Two, Inc.
         Energia Internacional de CSW, S.A. de C.V.
         CSW Vale L.L.C.
         South Coast Power Limited
         Newgulf Power Venture, Inc.
         Trent Wind Farm, Limited Partnership